SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
IXI Mobile, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
466026 10 1

(CUSIP Number)
June 6, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	466026 10 1	13G	Page	2	of	11

1	NAME OF REPORTING PERSONS Southpoint Capital Advisors LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-0975910

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,000,000**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000**

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.28%**

12	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	466026 10 1	13G	Page	3	of	11

1	NAME OF REPORTING PERSONS Southpoint GP, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-1095514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,000,000**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000**

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.28%**

12	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	466026 10 1	13G	Page	4	of	11

1	NAME OF REPORTING PERSONS Southpoint Capital Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-0975900

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,000,000**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000**

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.28%**

12	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	466026 10 1	13G	Page	5	of	11

1	NAME OF REPORTING PERSONS Southpoint GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-1064783

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,000,000**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000**

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.28%**

12	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	466026 10 1	13G	Page	6	of	11

1	NAME OF REPORTING PERSONS Robert W. Butts I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,000,000**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000**

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.28%**

12	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	466026 10 1	13G	Page	7	of	11

1	NAME OF REPORTING PERSONS John S. Clark II I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,000,000**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000**

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.28%**

12	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Southpoint Capital Advisors LLC, a Delaware limited liability company (“Southpoint CA LLC”), Southpoint GP, LLC, a Delaware limited liability company (“Southpoint GP LLC”), Southpoint Capital Advisors LP, a Delaware limited partnership (“Southpoint Advisors”), Southpoint GP, LP, a Delaware limited partnership (“Southpoint GP”), Robert W. Butts and John S. Clark II. Southpoint CA LLC is the general partner of Southpoint Advisors. Southpoint GP LLC is the general partner of Southpoint GP. Southpoint GP is the general partner of Southpoint Fund LP, a Delaware limited partnership (the “Fund”), Southpoint Qualified Fund LP, a Delaware limited partnership (the “Qualified Fund”), and Southpoint Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”). Southpoint Offshore Fund, Ltd., a Cayman Island exempted company (the “Offshore Fund”), is also a general partner of the Master Fund. This Schedule 13G relates to shares of Common Stock of IXI Mobile, Inc., a Delaware corporation (the “Issuer”), purchased by the Fund, the Qualified Fund and the Master Fund.
Item 1(a) Name of Issuer.
IXI Mobile, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
1301 Shoreway Road, Suite 380
Belmont, California 94002
Item 2(a) Name of Person Filing.
(1)	Southpoint Capital Advisors, LP

(2)	Southpoint GP, LP

(3)	Southpoint Capital Advisors, LLC

(4)	Southpoint GP, LLC

(5)	Robert W. Butts

(6)	John S. Clark II
Item 2(b) Address of Principal Business Office, or, if none, Residence.
(1)	For all Filers: 623 Fifth Avenue, Suite 2601 New York, NY 10022 (212) 692-6350

8 of 11

Item 2(c) Citizenship or Place of Organization.
(1)	Southpoint Capital Advisors LP is a Delaware limited partnership.

(2)	Southpoint GP, LP is a Delaware limited partnership.

(3)	Southpoint Capital Advisors LLC is a Delaware limited liability company.

(4)	Southpoint GP, LLC is a Delaware limited liability company.

(5)	Robert W. Butts is a U.S. citizen.

(6)	John S. Clark II is a U.S. citizen.
Item 2(d) Title of Class of Securities.
Common stock, par value $0.0001 per share (the “Common Stock”).
Item 2(e) CUSIP Number.
466026 10 1

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4 Ownership.
(a)	Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II may be deemed the beneficial owners of 1,000,000 shares of Common Stock.

(b)	As of June 6, 2007, Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II may be deemed the beneficial owners of 6.28% of the outstanding shares of Common Stock. This percentage was determined by dividing 1,000,000 by 15,937,732, the number of shares of Common Stock issued and outstanding as of August 20, 2007, according to the Issuer’s Form 10-Q filed on August 20, 2007 with the Securities Exchange Commission.

(c)	Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II have the sole power to vote and dispose of the 1,000,000 shares of Common Stock beneficially owned.
Item 5 Ownership of Five Percent or Less of a Class.
Not Applicable.

9 of 11

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
All securities reported in this schedule are owned by clients of the Investment Manager. To the knowledge of the Investment Manager, no one client owns more than 5% of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable.
Item 8 Identification and Classification of Members of the Group.
Not Applicable.
Item 9 Notice of Dissolution of Group.
Not Applicable.
Item 10 Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement dated October 22, 2007, between Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II.

10 of 11

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: October 22, 2007

SOUTHPOINT CAPITAL ADVISORS, LP

By:	Southpoint Capital Advisors LLC its general partner

	By:	/s/ Robert W. Butts

	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT GP, LP

By:	Southpoint GP, LLC its general partner

	By:	/s/ Robert W. Butts

	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT CAPITAL ADVISORS, LLC

By:	/s/ Robert W. Butts

Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT GP, LLC

By:	/s/ Robert W. Butts

Name:	Robert W. Butts
Title:	Manager

/s/ Robert W. Butts

Robert W. Butts

/s/ John S. Clark II

John S. Clark II

11 of 11

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of IXI Mobile, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
[Signature Page Follows]

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 22, 2007.

SOUTHPOINT CAPITAL ADVISORS, LP

By:	Southpoint Capital Advisors LLC its general partner

	By:	/s/ Robert W. Butts

	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT GP, LP

By:	Southpoint GP, LLC its general partner

	By:	/s/ Robert W. Butts

	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT CAPITAL ADVISORS, LLC

By:	/s/ Robert W. Butts

Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT GP, LLC

By:	/s/ Robert W. Butts

Name:	Robert W. Butts
Title:	Manager

/s/ Robert W. Butts

Robert W. Butts

/s/ John S. Clark II

John S. Clark II